MDS Reports Third Quarter 2007 Results

Profitability improves with strong results across MDS

Toronto, Canada, September 6, 2007 - MDS Inc. (TSX: MDS; NYSE: MDZ), a company providing products and services to the global life sciences markets, today reported its third quarter 2007 results. For the quarter, MDS reported revenues of $321 million, net income of $7 million and earnings per share from continuing operations of $0.07.  Adjusted EBITDA rose to $56 million, up 167% from prior year, and adjusted earnings per share were $0.14, up from $0.01 in the prior year. Third quarter results were primarily driven by strong performance at MDS Analytical Technologies and continued improvement at MDS Pharma Services.

Quarterly Highlights

•	Delivered $321 million in revenues, up 24% from $258 million in prior year
•	Increased adjusted EPS to $0.14, up from $0.01 in prior year
•	Delivered adjusted EBITDA of $56 million, up 167% from $21 million last year
•	MDS Analytical Technologies delivered record performance at Molecular Devices with $55 million in revenues and $15 million of adjusted EBITDA
•	MDS Analytical Technologies delivered strong performance at Sciex with adjusted EBITDA of $21 million, up 40% from $15 million last year
•	MDS Pharma Services delivered their fourth consecutive quarter of improved profitability with $4 million of adjusted EBITDA versus a loss of $10 million in the prior year
•	MDS Nordion delivered a solid quarter with adjusted EBITDA of $23 million, up 10% sequentially, but down 8% from $25 million in a strong third quarter last year.

 “I am pleased with the solid results that we delivered across MDS,” said Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc.  “The MDS Analytical Technologies team has been doing a great job of integrating our new business and MDS Pharma Services has improved profitability for the fourth quarter in a row.”

Operating Segment Results
MDS Pharma Services
			% Change
($ millions)	Q3 2007	Q3 2006	Reported	Organic
Revenue: Early-stage Late-stage	62 56	63 50	(2%) 12%	- -
	118	113	4%	3%
Adjusted EBITDA:
	$4	(10)	n/m	n/m
%	3

For the third quarter, MDS Pharma Services revenue increased 4% on a reported basis over the same period last year, and was up 3% organically after adjusting for foreign exchange impact. Our late-stage businesses continued to deliver strong growth at 12%.  This growth was partially offset by a 2% decline in our early-stage business.  While our results in early-stage continue to show some weakness, the return of certain bioanalytical and Phase I customers in the quarter was very encouraging. We are optimistic that this trend will continue in the next several quarters as we rebuild our relationships with these customers.  Our average backlog for the third quarter was $420 million, up 5% from the prior year.

During the quarter, the team at our Montreal site made significant progress in helping our bioanalytical clients complete generic study audits required by the FDA. We believe substantially all of the site audit work for generic submissions has now been completed.  Most of our efforts at this time are focused on follow-up questions and supporting the finalization of our customers’ remaining audit reports.  We also continue to work with clients to support any required review of bioanalytical innovator studies from Montreal.

MDS Pharma Services continues to make progress implementing previously announced restructuring plans.  During the third quarter, we completed the consolidation of our European bioanalytical operations from Sittingbourne, UK to Zurich, Switzerland.  We have reduced our workforce while growing our revenues by 5% year to date.  We have Lean Sigma initiatives and other activities underway to optimize our global network, enhance our productivity, and improve our ability to serve our customers.

MDS Pharma Services has recently hired industry experts in Phase II - IV, Information Technology, and Strategy and Corporate Development to enhance leadership in strategic growth areas.  We also hired industry experts to support the expansion of our Development and Regulatory Services (DRS) business in Europe. MDS Pharma Services is now able to offer full-service DRS consulting services to support the development of new drugs and biopharmaceutical products for clients in Europe. MDS Pharma Services also continues to make strategic investments to support our global growth strategy.  These investments include a 300-bed expansion in Phoenix, Arizona for our Phase I business and several new information systems to enable our pre-clinical and central lab businesses to serve our customers more effectively.

MDS Nordion
			% Change
($ millions)	Q3 2007	Q3 2006	Reported	Organic
Revenue	76	79	(4%)	(4%)
Adjusted EBITDA:
	$23	25	(8%)	-
%	30	32	-	-

MDS Nordion revenues for the third quarter were $76 million, down 4% on a reported and organic basis compared to a strong quarter last year.  Adjusted EBITDA was $23 million, down 8% as reported but flat organically, as productivity initiatives partially offset lower revenue and the impact of foreign currency.  MDS Nordion revenue and adjusted EBITDA were up sequentially from the second quarter 2007 by 9% and 10% respectively.

During the quarter, MDS Nordion announced a new collaboration with the University of Ottawa Heart Institute, Canada's largest cardiovascular health centre, to establish a Molecular Imaging Centre of Excellence to advance cardiology research.  MDS Nordion will invest an estimated $2 million in this new Centre that will further cardiology research by using advanced imaging technology to conduct early disease detection and treatment assessment.  MDS Nordion also experienced growth in revenues for its innovative liver treatment, TheraSphere®, this past quarter.  Demand for this product in Europe continues to accelerate as it has now been added to treatment formularies in certain European countries that enable doctors to be reimbursed.

MDS Analytical Technologies
			% Change
($ millions)	Q3 2007	Q3 2006	Reported	Organic
Revenue	127	66	92%	11%
Adjusted EBITDA:
	$36	15	140%	73%
%	28	23	-	-

The third quarter marked our first full quarter including the results of Molecular Devices.  MDS Analytical Technologies delivered strong results this quarter with revenues up 92% to
$127 million. Adjusted EBITDA of $36 million was up 140% reported, and up 73% organically over the same period last year.  The Molecular Devices acquisition and healthy demand for our Sciex products in most of our markets drove solid results.  We had good sales momentum with our high-end triple-quad and ion trap instruments.  Sciex contributed $72 million in revenues and $21 million in adjusted EBITDA in the third quarter.  Mass spectrometry end user revenue grew 10%.  In the quarter, Molecular Devices contributed $55 million in revenues and $15 million in adjusted EBITDA.  The integration of Molecular Devices and Sciex is proceeding well and we intend to meet or exceed the revenue and adjusted EBITDA targets of $190 million and
$45 - $50 million in our first full year of ownership.

During the quarter, MDS Analytical Technologies introduced several new products to support continued growth in this business.  The AquaMax® 2000 and AquaMax® 4000 series of microplate washers were launched this quarter.  These liquid handling systems provide researchers with a highly flexible, easy to configure, multi-application instrument.  Another new product introduced this quarter is a novel food testing methodology that enables simultaneous testing for melamine and cyanuric acid.  This Applied Biosystems/SCIEX product will help public health laboratories and food manufacturers improve food safety.

Conference Call
MDS will be holding a conference call today at 9:00 am (EDT) to discuss third quarter 2007 results. This call will be webcast live at www.mdsinc.com and will also be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp after the call.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 6,200 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Forward-Looking Statement
This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

The use of non-GAAP measures section in the MD&A outlines the definition of the terms ‘organic’ and ‘adjusted’ as used to explain the operating performance of the Company. We use certain non-GAAP measures so that readers have a better understanding of the significant events and transactions that have had an impact on our results.  We provide a reconciliation of these non-GAAP measures to our GAAP financial results in the accompanying MD&A.

For further MDS information contact:

Investor Inquiries
Sharon Mathers
Senior Vice-President, Investor Relations and External Communications
416-213-4721
sharon.mathers@mdsinc.com

Media Inquiries
Catherine Melville
Director, External Communications
416-675-6777 ext. 32265
catherine.melville@mdsinc.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

September 4, 2007

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended July 31, 2007 and its financial position as at July 31, 2007.  This MD&A should be read in conjunction with the consolidated financial statements and notes that follow.  For additional information and details, readers are referred to the annual financial statements and MD&A for 2006 and the Company’s Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.edgar.com.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. We provide information and analysis in our MD&A comparing the results of operations for the current period to those of the same period in the preceding fiscal year and comparing our financial position to that at the end of the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Caution Regarding Forward-Looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2007, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical nuclear isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in laws, trade policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use of Non-GAAP Measures
In addition to measures based on generally accepted accounting principles (GAAP) in this MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); EBITDA margin; adjusted EPS; operating working capital; and backlog.  These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies.  In addition, measurement of both reported and organic growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

Our executive management team assesses the performance of our businesses based on a review of results comprising these non-GAAP measures and GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures.  In addition, adjusted EBITDA and operating working capital are the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results and can view our results through the eyes of management.

We also discuss the results of our operations, isolating variances that relate to changes in exchange rates and to acquisitions and divestitures.  We use the term “organic” to describe the results presented in this way.  To isolate the effect of currency movements, we eliminate the impact of foreign currency hedging activities in both the current and prior periods and recalculate the figures for the prior period using the exchange rates that were in effect for the current period. We provide a reconciliation that shows the differences between reported and organic growth figures highlighting the variances caused by currency fluctuations and those caused by business acquisitions or divestitures.

Substantially all of the business of the Sciex division of MDS Analytical Technologies is conducted through joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures as profit sharing and which do not qualify as revenues for the joint ventures.

Under Canadian GAAP, we report only our direct revenues and our share of revenues from the joint ventures including appropriate intercompany eliminations, and, consequently, we do not report our share of all end-user revenues, despite the fact that these other businesses contribute to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex division of MDS Analytical Technologies, in addition to the organic growth of our reported revenues, we also report growth in end-user revenues as reported by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in end customer demand and our performance relative to the overall market.  We are unable to provide the organic growth in this measure because we do not have access to the underlying currency data.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value (excluding amounts associated with the reimbursement of costs incurred as agent for a customer) associated with confirmed contracts that has not yet been recognized as revenue. A confirmed contract is one for which the Company has received customer acceptance in a manner that is customary for the type of contract involved. For large, long-term contracts, customer acceptance is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer acceptance may be documented in other ways, including email messages and oral confirmations. Only contracts for which such acceptances have been received are included in backlog and the amount of backlog for these contracts is measured based on the revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.

Tabular amounts are in millions of United States dollars, except per share amounts and where otherwise noted.

Discontinued Operations
All financial references in this document exclude those businesses that we consider to be discontinued.  Our discontinued businesses include our diagnostics businesses, certain early-stage pharmaceutical research services operations, and our interest in Source Medical Corporation (Source).  All financial references for the prior year have been restated to reflect this treatment.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers use for the development of drugs and the diagnosis and treatment of disease.  We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Acquisition of Molecular Devices Corporation
On March 20, 2007, we completed the acquisition of Molecular Devices Corporation (MD), a leading provider of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing, in a $622 million cash transaction.
The acquisition was accounted for in our second quarter using the purchase method based on certain preliminary estimates relating to the value of the assets and liabilities of the acquired company. During the third quarter, we continued the work required to assign final values to the assets and liabilities acquired, and, we have adjusted the purchase price allocation reported in the second quarter to reflect the current estimates of value.  The total cost of the acquisition was $622 million, including the cash cost of the tender offer, the cash cost to acquire outstanding in-the-money options held by MD employees, and cash transaction costs. The components of the purchase cost and the preliminary allocation of the costs are as follows:

Cash paid for tendered shares	$587
Cash paid to acquire vested options	27
Cash transaction costs	8
Total cost of acquisition	$622
Allocation of cost of acquisition:

Net tangible assets acquired	$36
Intangible assets acquired	221
Goodwill	365
Total	$622

Net tangible assets acquired includes $21 million of acquired cash.  Additional details are provided in note 6 to the unaudited consolidated financial statements

MDS Inc.
Consolidated Operating Highlights

Third Quarter					Year-to-Date
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$321	$258	24%	3%	Net revenues	$844	$742	14%

13	5	160%		Operating income (loss)	(64)	30	n/m
				Adjustments:
3	2			Restructuring charges	44	4
-	-			Valuation provision	6	7
1	-			Mark-to-market on interest rate swaps	1	2
-	-			MAPLE settlement	(3)	9
-	(2)			Loss (gain) on sale of businesses	1	(2)
-	-			FDA provision	61	-
11	-			Acquisition integration	14	-
28	5			Adjusted operating income	60	50
28	16			Depreciation and amortization	65	45
$56	$21	167%	190%	Adjusted EBITDA	$125	$95	32%

17%	8%			Adjusted EBITDA margin	15%	13%
n/m = not meaningful

Consolidated revenues for the third quarter of 2007 were up 24% on a reported basis to $321 million compared to $258 million last year. Strong 9% revenue growth at Sciex, combined with $55 million of revenue from MD in the third quarter, pushed MDS Analytical Technologies revenues up 92%. MDS Pharma Services revenues increased 4% compared to the same period in 2006, as our late-stage MDS Pharma Services businesses continued their strong growth. MDS Nordion revenues were down 4% on a reported basis compared to the same period in 2006, as the prior year figures included the realization of deferred revenue associated with our Zevalin® contract, which expired in February 2007 and therefore had no impact in the third quarter of fiscal 2007.

On an organic basis, revenues grew by 3%, and adjusted EBITDA grew by 190%, which reconcile to reported growth as follows:
	Revenue	Adjusted EBITDA
Reported growth	24%	167%
Growth attributable to the acquisition of MD	(21%)	(71%)
Impact of currency fluctuations on growth	-	94%
Organic growth	3%	190%

Operating income for the third quarter of 2007 was $13 million compared to $5 million reported for the same period in 2006.  Excluding the impact of MD, operating income for the 2007 quarter was $17 million, as both MDS Pharma Services and Sciex experienced solid growth in operating income compared to the prior year. Excluding the $2 million of the Zevalin® deferred revenue in the prior-year period, MDS Nordion operating income was level with 2006.

Adjusted EBITDA for the quarter was $56 million, compared to $21 million last year and $37 million reported for the second quarter of fiscal 2007. Adjusted EBITDA increased 167% on a reported basis. MDS Pharma Services demonstrated continued steady improvement in adjusted EBITDA, reporting sequential improvement in adjusted EBITDA for the fourth consecutive quarter.  MDS Analytical Technologies also had a strong quarter on an adjusted EBITDA basis, both before and after the impact of the MD acquisition.

Adjustments reported for the quarter include $11 million of costs related to the integration of MDS Analytical Technologies, $10 million of which relates to amortization of fair value increments recorded for inventory and order backlog as part of the purchase accounting for MD. As at July 31, 2007, the fair value increments related to inventory and order backlog have been fully expensed.

Selling, general, and administration (SG&A) expenses for the quarter totalled $74 million and 23% of revenues compared to $61 million and 24% last year. The increase reflects the addition of MD, and SG&A in the other businesses was level with last year.

We spent $21 million on R&D activities in the third quarter this year and expensed $9 million, compared to spending of $13 million last year, of which we expensed $5 million. The majority of the increase in R&D spending comes from the additional spending in our new MD business.

Consolidated depreciation and amortization expense increased $12 million compared to the third quarter of last year.  In the third quarter of 2007, we amortized $8 million of intangible assets acquired as part of the MD transaction.  Capital expenditures for the quarter were $28 million and included $13 million for a property acquisition related to the expansion of our early-stage business in Phoenix, Arizona.

Income from continuing operations for the quarter was $8 million, reflecting these strong results from our businesses and was up 167% compared to $3 million reported for continuing operations last year. Excluding adjusting items, income from continuing operations was $17 million or $0.14 per share.

The loss from discontinued operations of $1 million for the third quarter this year reflects costs associated with the sale of our Canadian diagnostics businesses. Income from discontinued operations of $16 million for 2006 reflects the operating results of our Canadian diagnostics businesses for that period.

Earnings per share from continuing operations were $0.07 for the quarter, compared to $0.02 in 2006.  Adjusted earnings per share from continuing operations for the quarter were $0.14 compared to $0.01 earned in the same period last year.  Earnings per share from discontinued operations were a loss of $0.01 compared to income of $0.11 last year. Adjusted earnings per share for the two periods were as follows:

	Third Quarter		Year-to-date
	2007	2006	2007	2006
Basic and diluted EPS from continuing operations – as reported	$0.07	0.02	$(0.37)	$0.11
Adjustments:
Restructuring charges	0.01	-	0.26	0.02
Valuation provision	-	-	0.05	0.04
Mark-to-market on interest rate swaps	0.01	-	-	-
MAPLE settlement	-	-	(0.02)	0.05
Loss (gain) on sale of long-term investment and businesses	-	(0.01)	0.01	(0.01)
FDA provision	-	-	0.30	-
Acquisition integration	0.05	-	0.06	-
Tax rate changes	-	-	-	0.02
Adjusted EPS	$0.14	0.01	$0.29	$0.23

MDS Pharma Services
Financial Highlights

Third Quarter					Year-to-Date
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$62	$63	(2%)		Early-stage	$188	$198	(5%)
56	50	12%		Late-stage	166	139	19%
118	113	4%	3%	Net revenues	354	337	5%

(82)	(93)			Cost of revenues	(248)	(252)
(32)	(33)			Selling, general, and administration	(98)	(91)
(8)	(7)			Depreciation and amortization	(26)	(21)
(1)	(1)			Restructuring charges	(35)	(1)
-	-			Equity earnings	-	(1)
-	5			Other income (expenses)	(65)	5
(5)	(16)			Operating loss	(118)	(24)
				Adjustments:		-
1	1			Restructuring charges	35	1
-	(2)			Loss (gain) on sale of a business	4	(2)
-	-			FDA provision	61	-
(4)	(17)			Adjusted operating loss	(18)	(25)
8	7			Depreciation and amortization	26	21
$4	$(10)	n/m	n/m	Adjusted EBITDA	$8	$(4)	n/m

$21	$12			Capital expenditures	$28	$26

MDS Pharma Services revenues grew 4%, based on solid 12% revenue growth in our late-stage businesses. Early-stage revenues were down 2% compared to the same quarter last year, as weakness in both early clinical and bioanalytical revenues more than offset otherwise strong growth in drug safety and discovery/preclinical revenues. We have been invited to propose on an increasing number of generic drug studies and as a result, we have seen some strength in new orders in the early-stage businesses this quarter.  In addition, bioanalytical revenues were modestly higher on a quarter-over-quarter basis following three quarters of decline. We believe that these are positive signs of stability returning to our early-stage businesses, and an indicator that some of the prior customer uncertainty created by the FDA issues is being resolved.

Organic revenue growth of 3% reconciles to reported growth as follows:
Revenue
Reported revenue growth	4%
Impact of currency fluctuations on revenue growth	(1%)
Organic revenue growth	3%

Average monthly pharmaceutical research backlog was $420 million for the third quarter of 2007, an increase of 5% when compared to the average for the third quarter of fiscal 2006.

Although we saw some improvement in bid proposals in the quarter, we also experienced some delays signing contracts and cancellations.  As noted last quarter, a significant contract cancellation occurred late in April, reducing our backlog to $425 million at the beginning of May and we have experienced a further decline in reported backlog for the third quarter. As of July 31, 2007 our backlog was $410 million.

Average monthly backlog during the quarter
Fiscal 2005 – Quarter 1	$315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 – Quarter 1	370
Quarter 2	400
Quarter 3	400
Quarter 4	430
Fiscal 2007 – Quarter 1	450
Quarter 2	450
Quarter 3	420

We reported an operating loss of $5 million for MDS Pharma Services, a 69% reduction compared to the operating loss of $16 million reported for the prior year quarter. We are beginning to realize cost savings from our previously announced restructuring actions and we expect to see these savings increase as we complete more of these restructuring initiatives during the fourth quarter. The operating loss for 2006 included $6 million of costs related to the FDA review of our Montreal-area bioanalytical facilities, partially offset by a $2 million gain from the sale of an agricultural testing business and $3 million related to a Hurricane Katrina insurance settlement.

Adjusted EBITDA for the third quarter was $4 million, up substantially from the $10 million adjusted EBITDA loss reported for the third quarter of 2006. Adjustments for the 2007 quarter related to restructuring activities that we were not able to provide for previously. Adjustments in the third quarter last year comprised restructuring charges and the gain from the sale of the agricultural testing business.

During the third quarter of 2007, we continued to implement portions of our restructuring plan, initiating the resizing of our St. Laurent facility, and announcing the closure of our Sittingbourne, UK facility.  To date, these restructuring activities have resulted in a headcount reduction of approximately 200 employees and we utilized $5 million of the restructuring reserve established in the second quarter of 2007 on these activities.

Capital expenditures in the pharmaceutical services segment were $21 million compared to $12 million last year.  The increase in expenditures in fiscal 2007 related to the expansion of our Phoenix, Arizona early clinical research facility, and included the purchase of the property for the facility.  Expenditures in 2006 related to an ongoing expansion in Lyon, France as well as an expansion of the Skeletech site in Bothell, Washington.

Regulatory Review of Montreal Bioanalytical Operations
We made significant progress during the quarter helping our generic customers to complete the study audits required of them by the FDA. To date, we have been in contact with sponsors responsible for approximately 85% of the 217 ANDA submissions under review. Based on our communication with customers and on the work done at our facility since January, 150 ANDA submissions have been subjected to third party audits. The FDA imposed a six-month time limit on completing this work in their January 10, 2007 letter to ANDA sponsors and we therefore believe that substantially all of site audit work for these ANDA studies has now been done.  Most of our efforts at this time are focused on follow-up questions and supporting the finalization of our customers’ remaining audit reports.

In addition to generic studies, the FDA has requested information regarding submitted NDA applications for innovative drugs that contain data from bioanalytical studies conducted from January 2000 to December 2004 in our St. Laurent and Blainville, Quebec facilities.  As of today it is difficult to estimate the full extent of the FDA’s intent relative to innovator studies.  To August 29, 2007, we had assisted on 38 study audits for a smaller number of NDA submissions for which the FDA has requested additional review.

Also during the quarter, we continued to respond to questions from customers and from European regulators about the nature of the work being done for the FDA. At this time, we are not able to assess the impact of possible European regulatory actions.  We are working closely with these regulators to address their questions utilizing work prepared in the FDA review.

During the second quarter, we approved and recorded a $61 million provision for a reimbursement policy for clients who have incurred or will incur third party audit costs to complete the work required by the FDA and other regulators. During the third quarter, we utilized $5 million of this reserve for such costs. Based on information currently available, we believe that the existing provision will be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs. As our experience to date has been that sponsors bill us for costs once their audits are finalized, we expect the utilization of this reserve to increase significantly in the fourth quarter and continue into 2008.

Full and complete resolution of the bioanalytical regulatory issues remains a key focus for MDS Pharma Services and MDS.  We remain committed to working cooperatively with the FDA, other regulators, and our customers to address any regulatory concerns and to support our customers while they complete the study audits.  Although we recorded a provision in our second quarter that reflects our current best estimate of the costs we expect to incur with respect to this work and for obligations we have to clients, there can be no assurance at this time that we will not incur costs that exceed the amounts we have currently estimated. In addition, although the FDA has approved certain submissions, there can be no certainty that, in all cases, the study audits conducted by our clients will be acceptable to the FDA or other regulators, or that such regulators will not require additional work.  We also are unable to judge what further impact this situation will have on our business development activities, particularly for our bioanalytical and Phase I operations.

MDS Nordion
Financial Highlights
Third Quarter					Year-to-Date
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$76	$79	(4%)	(4%)	Net revenues	$213	$221	(4%)
(39)	(40)			Cost of revenues	(110)	(111)
(13)	(13)			Selling, general, and administration	(36)	(37)
(1)	(1)			Research and development	(2)	(2)
(4)	(4)			Depreciation and amortization	(10)	(11)
	-			Other income (expenses)	4	(9)
19	21			Operating Income	59	51
				Adjustments:
-	-			MAPLE settlement	(3)	9
-	-			Gain on sale of a business	(1)	-
19	21			Adjusted operating income	55	60
4	4			Depreciation and amortization	10	11
$23	$25	(8%)	-	Adjusted EBITDA	$65	$71	(8%)

$3	$-			Capital expenditures	$5	$-

MDS Nordion revenues were down 4% year-over-year on a reported basis. Revenues for 2006 included $2 million related to an amount received associated with the 2004 cancellation of the supply agreement between MDS Nordion and Biogen Idec.  This amount was included in deferred revenue and recognized in income over 40 months, with the final recognition of this occurring in February 2007.  Excluding the impact of this item, revenues were nearly level year-over-year, as stronger medical isotopes revenues offset weakness in cobalt therapy unit sales.

Organic growth in revenues and adjusted EBITDA reconcile to reported growth as follows:
	Revenue	Adjusted EBITDA
Reported growth	(4%)	(8%)
Impact of currency fluctuations on growth	-	(8%)
Organic growth	(4%)	-

Operating income was $19 million compared to $21 million last year in the same period and adjusted EBITDA was $23 million compared to $25 million for the third quarter of 2006.  Both were $2 million lower due to the contract cancellation referred to above. There were no adjusting items in the third quarter of either year, and depreciation and amortization was level, year-over-year.

Capital expenditures in the isotopes segment for the quarter were $3 million, compared to none last year.   Spending in the quarter related primarily to the previously announced plans to invest $6 million to expand our Belgian production facility to meet the growing demand for Glucotrace®, a medical imaging agent used extensively in positron emission tomography (PET) scans.

We experienced continued growth in revenues from TheraSphere in the quarter compared to last year and demand for this product in Europe remains encouraging.  TheraSphere has been added to treatment formularies in certain European countries, allowing doctors to charge for the utilization of the product.  We are optimistic that this development will drive increased revenue from this radiotherapeutic product.

We announced a collaboration with the University of Ottawa Heart Institute in June to launch a molecular imaging centre of excellence to advance research in cardiology. We believe this collaboration represents a unique opportunity for future expansion of MDS Nordion’s molecular imaging business. Also in the quarter, MDS Nordion was granted the C-TPAT Tier 3 designation for cross-border transportation of dangerous goods. This designation, which reflects the highest level of security clearance for transportation of dangerous goods, is a direct result of MDS Nordion’s commitment to quality and safety and to the strength of our reputation with regulators in this area.

MDS Analytical Technologies
Financial Highlights
Third Quarter					Year-to-Date
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$127	$66	92%	11%	Net revenues	$277	$184	51%
(71)	(41)			Cost of revenues	(158)	(112)
(22)	(6)			Selling, general, and administration	(41)	(13)
(8)	(4)			Research and development	(19)	(9)
(15)	(5)			Depreciation and amortization	(27)	(13)
(1)	-			Other income (expenses)	(2)	-
10	10			Operating income	30	37
				Adjustment:
11	-			Acquisition integration	14	-
21	10			Adjusted operating income	44	37
15	5			Depreciation and amortization	27	13
$36	$15	140%	73%	Adjusted EBITDA	$71	$50	42%
$3	$2			Capital expenditures	$8	$5

MDS Analytical Technologies reported revenues of $127 million for the third quarter of 2007, compared to $66 million for the same period last year. Fiscal 2007 revenues included $55 million from the newly acquired Molecular Devices business. The Sciex division of MDS Analytical Technologies reported 9% revenue growth compared to the prior-year period.

Growth was strong in the Sciex business for the quarter, especially in the small molecule markets. Our high-end triple-quad and ion-trap instruments have maintained strong sales momentum, across all the geographic markets.  Good strength from our core LC/MS products was augmented by strength from our ICP/MS product line.  Service revenues continue to be a strong driver of growth and profitability for the worldwide business, building on the large installed base of equipment, and for our share of operating income from the Applied Biosystems/Sciex and MDS/PerkinElmer partnerships.  End-user revenues for Sciex products grew 10% in the third quarter compared to the same period last year.

Organic growth in revenues and adjusted EBITDA reconcile to reported growth as follows:

	Revenue	Adjusted EBITDA
Reported growth	92%	140%
Growth attributable to the acquisition of MD	(83%)	(100%)
Impact of currency fluctuations on growth	1%	33%
Organic growth	10%	73%

MD has been a strong contributor to segment revenues and adjusted EBITDA since we acquired it.  Given the strong start, we believe the division is on track to meet or exceed the expected $190 million in revenues and $45 - $50 million in adjusted EBITDA in the first full year of ownership. MD revenues were up 16% compared to the same three-month period in their fiscal 2006.

MDS acquired Molecular Devices effective March 20, 2007.  During the third quarter we continued our work to finalize the determination of the fair value of the assets and liabilities acquired and to finalize the estimates of the costs associated with the integration actions we plan to take. The purchase price allocation reflected in the July 31, 2007 statement of financial position and the charges recorded in the period related to the amortization of intangible assets and fair value increments have been updated compared to those reported in April 2007 for changes in the preliminary valuation estimates.  These valuations remain preliminary under purchase accounting guidelines and are subject to change.

In our report for the second quarter we indicated that the fair value increment for inventory and the value of pre-acquisition backlog were subject to significant judgment and that they would be amortized as expenses to income over a short period. In the third quarter, we expensed $10 million related to these items as acquisition date inventories were sold and essentially all order backlog from the pre-acquisition period has been shipped.  We also expensed $8 million of amortization related to intangible assets, primarily related to MD technologies. We expect to finalize the determination of the purchase accounting by year-end.

One particular area of focus for MDS Analytical Technologies is the integration of our manufacturing operations in Asia. We now have our plants in Singapore and China fully operational and an increasing amount of our product is being manufactured in Asia. Our integration plan includes consideration of the appropriate mix of products for these plants to maximize the economic benefits while protecting our intellectual property and our access to markets in which trade protectionism is a factor.

Operating income was $10 million for the third quarter of 2007 compared to an equal amount for the third quarter of 2006. Operating income for the third quarter this year includes a $4 million operating loss from MD, reflecting the purchase-related items discussed above. Operating income for Sciex was $14 million compared to the $10 million reported last year. The increase in Sciex operating income relates principally to the higher sales reported by this division.

Adjusted EBITDA for the quarter was $36 million compared to $15 million last year.   Adjustments of $11 million for the quarter reflect costs of the MD acquisition, including $1million of costs that we have incurred as we begin to integrate the businesses and $10 million of non-cash fair market value adjustments applied to inventory and order backlog as described above.  There were no adjustments in the prior year.

Increased SG&A and R&D expenses in MDS Analytical Technologies for the third quarter of 2007 reflect the additional costs associated with the MD business. Depreciation and amortization expense was also up, reflecting $8 million for amortization of intangible assets acquired as part of the MD acquisition, along with depreciation on MD property, plant, and equipment.

Capital expenditures (excluding capitalized development costs) were $3 million this year and $2 million in the third quarter last year.

The MD division of MDS Analytical Technologies announced the release of the AquaMax 2000 and AquaMax 4000 series of microplate washers to add speed and flexibility to microplate washing for bioanalytical assays. In addition, Sciex and its partner Applied Biosystems announced the release of a new food testing method for LC/MS to help address recent concerns about melamine and cyanuric acid in food. This announcement marks the launch of the first commercially available method to test for these contaminants simultaneously.

Corporate and Other
Financial Highlights
Third Quarter			Year-to-Date
2007	2006		2007	2006
$(7)	$(9)	Selling, general, and administration	$(19)	(25)
(2)	(1)	Restructuring charges	(9)	(3)
(1)	-	Other income (expense)	(5)	(3)
-	-	Equity earnings	-	(3)
(10)	(10)	EBITDA	(33)	(34)
		Adjustments:
-	-	Gain on sale of investments	(2)	-
1	-	Mark-to-market adjustments	1	2
-	-	Valuation provisions	6	7
2	1	Restructuring charges	9	3
$(7)	$(9)	Adjusted EBITDA	$(19)	$(22)

Corporate SG&A expenses were $7 million for quarter this year, compared to $9 million in the third quarter of 2006. Expenses for the prior year included $4 million related to the FDA matter and our initial SOx certification initiative.

Other expenses for the quarter include a $1 million mark-to-market loss on certain debt derivatives and $2 million of restructuring, both of which were treated as adjustments to arrive at adjusted EBITDA.

Third quarter interest expense increased from $4 million in 2006 to $6 million in 2007 and interest income in the quarter was $4 million in both years.

Income Taxes
Our effective income tax rate for the quarter was 27% and below our expected rate of 36% due primarily to the improved performance of certain of our foreign operations, including the stronger performance this quarter of the late-stage business in MDS Pharma Services.  This resulted in the use of tax loss carry forwards in these foreign jurisdictions.  The tax benefit of these losses had not previously been recognized in our accounts.

Discontinued Operations
The results of our discontinued businesses for the third quarter of 2007 and 2006 were as follows:
	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Net revenues	$-	$82	$95	$280
Cost of revenues	-	(49)	(57)	(180)
Selling, general and administration	-	(11)	(15)	(38)
Depreciation and amortization	-	(2)	-	(7)
Restructuring charges	-	-	-	(1)
Equity earnings	-	1	1	2
Operating income	-	21	24	56
Gain on sale of discontinued operations	(1)	-	904	24
Dividend and interest income	-	-	1	1
Income taxes	-	(3)	(117)	(9)
Minority interest – net of tax	-	(2)	(4)	(7)
Income from discontinued operations – net of tax	$(1)	$16	$808	$65
Basic earnings per share	$(0.01)	$0.11	$5.99	$0.45
Diluted earnings per share	$(0.01)	$0.11	$5.98	$0.45

The results from discontinued operations in the third quarter of 2007 reflect expenses associated with the sale of our diagnostic business.  The results from discontinued operations for 2006 include results from the Canadian diagnostic services business and certain small MDS Pharma Services businesses discontinued in 2005.

Liquidity and Capital Resources
	July 31 2007	October 31 2006	Change
Cash, cash equivalents and short-term investments	$314	$388	(19%)
Operating working capital[1]	$81	$104	(22%)
Current ratio	1.6	2.3
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

Cash and short-term investments totalled $314 million compared to $322 million at the end of April 2007 and $388 million at the end of October 2006. The increase in capital expenditures to $28 million this quarter compared to $17 million in total during the first six months of 2007 accounts for the decrease in cash balances.

As at the date of this report, we have C$17 million in short-term investments in asset-backed commercial paper (ABCP) that was purchased subsequent to July 31, 2007.  This ABCP is due to mature on September 7, 2007 and the issuer has been affected by the recent liquidity issues in these investment markets.  While we have not received notice of the intentions of the issuer on these investments, this issuer has not honoured maturities of its other ABCP since August 14th, and we currently expect that this issuer will extend the maturity on these investments. At the present time, we do not have sufficient information to determine whether a write-down in the value of these investments is required, nor do we know when we will be able to convert these investments into cash.

Operating working capital of $81 million at the end of the third quarter was up from $75 million at the end of April, but continues to be down substantially from the October 2006 balance.  The decline since year-end is primarily because accounts payable and accrued liabilities as at July 31, 2007 reflect the impact of the FDA and restructuring provisions recorded in the second quarter.   These provisions are offsetting the addition of operating working capital associated with MD.  We expect that our operating working capital will rise to normal levels in future quarters as these reserves are utilized.

We expect our operating cash inflows to remain strong during the balance of this year and throughout fiscal 2008.  Cash outflows will include FDA settlements with our customers and the payment of severance obligations associated with our restructuring activities. In addition, we will make a principal repayment of $79 million on our long-term debt in December 2007.  These liquidity needs can be satisfied from cash generated from operations and cash on hand. We also have available a C$500 million, five-year, committed, revolving credit facility to fund our liquidity requirements. There were no borrowings under this facility as at July 31, 2007.  We do not believe that the liquidity issues affecting ABCP markets at this time will have any significant impact on our liquidity.

Cash used in investing activities for continuing operations totalled $101 million for the third quarter this year, compared to $152 million for 2006, primarily due to purchases of short-term investments and capital expenditures.  The $28 million of capital expenditures this year includes higher levels of capital expenditures in MDS Pharma Services for reasons noted above.

Financing activities (excluding discontinued operations) generated $5 million of cash in the quarter from the issuance of shares compared to $1 million in the prior year.  Financing activities this year were limited to small regularly scheduled payments on certain long-term debt, offset by the proceeds for shares issued under the MDS employee share ownership and stock option plans. Cash from financing activities for the prior year was net of a $4 million dividend payment.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for acquisitions, capital expenditures, research and development expenditures, FDA settlements, restructuring costs and operations in 2007 and 2008.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual Obligations
There have been no material changes in contractual obligations since October 31, 2006 other than those arising from the acquisition of MD, and there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of third parties, nor do we have any off-balance sheet arrangements.  The acquisition of MD has added $6 million of annual commitments related to operating leases and approximately $14 million of inventory purchase commitments in 2007.

Derivative Instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with our established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to assist in the determination of fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at July 31, 2007 was nil.  We recorded a $1 million mark-to-market loss on interest rate swaps during the third quarter of 2007.

Capitalization
	July 31 2007	October 31 2006	Change
Long-term debt	$387	$394	(2%)
Less: cash and cash equivalents and short-term investments	314	388	(19%)
Net debt	73	6	1100%
Shareholders’ equity	1,778	1,414	26%
Capital employed[1]	$1,851	$1,420	30%
Debt to Total Capital	18%	22%
 1 Capital employed is a measure of how much of our net assets is financed by debt and equity.

Long-term debt decreased $7 million due mostly to principal payments.  Changes in the value of the US-dollar denominated debt, the majority of which is treated as a hedge in the US net investment, are reflected in Accumulated Other Comprehensive Income in the Statement of Financial Position.  The current portion of the long-term debt is $93 million compared to $20 million at October 31, 2006, reflecting the transfer to current portion of $79 million of long-term debt which will be repaid in December 2007. During the third quarter, we de-designated $70 million of the US-dollar debt as a hedge of our US net investment in accordance with the provisions of CICA Handbook Section 3865 and entered into foreign exchange contracts to fix the exchange rate that we will pay to buy the US dollars required to make the December debt payments. Gains and losses on the foreign exchange contracts and on this portion of the US-dollar denominated debt are offsetting.

US GAAP Reconciliation
Note 17 to our consolidated financial statements for the third quarter of 2007 contains a reconciliation of results reported in Canadian GAAP to the net income we would report in US GAAP. The only material reconciling item in the quarter and the year-to-date is deferred development costs that are capitalized for Canadian purposes and expensed under US GAAP.

During the third quarter, we continued the work required to ascribe a fair value to the MD assets acquired and determined that in-process R&D (IPR&D) had nil fair value because the cost to complete such projects exceeded the fair value of the technology as at March 20, 2007. As a result, the US GAAP deduction of $11 million reported in the second quarter for IPR&D has been revised to nil.  US GAAP adjustments in the quarter increased net income from continuing operations by $1 million compared to a decrease in net income from continuing operations of $3 million reported for the third quarter last year.  The decrease for the prior year was due principally to deferred development costs.

Quarterly Highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

(millions of US dollars, except earnings per share)
	Trailing Four Quarters	July 2007	Apr 2007	Jan 2007	Oct 2006
Net revenues	$1,104	$321	$273	$250	$260
Operating income (loss)	$(46)	$13	$(80)	$3	$18

Income (loss) from continuing operations	$(37)	$8	$(57)	$(2)	$14
Net income (loss)	$804	$7	$736	$14	$47
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.27)	$0.07	$(0.42)	$(0.02)	$0.10
Earnings (loss) per share
Basic and diluted	$5.85	$0.06	$5.36	$0.10	$0.33
(millions of US dollars, except earnings per share)
	Trailing Four Quarters	July 2006	Apr 2006	Jan 2006	Oct 2005
Net revenues	$999	$258	$242	$242	$257
Operating income (loss)	$(9)	$5	$2	$23	$(39)

Income (loss) from continuing operations	$(18)	$3	$(2)	$14	$(33)
Net income (loss)	$39	$19	$14	$47	$(41)
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.12)	$0.02	$(0.01)	$0.10	$(0.23)
Earnings (loss) per share
Basic and diluted	$(0.27)	$0.13	$0.10	$0.33	$(0.29)

Items that impact the comparability of operating income include:
•
Results for the quarter ended April 30, 2007 reflect a $792 million net gain from the sale of our diagnostics businesses, the 41 days of operating results of Molecular Devices, $61 million of charges related to assisting clients in respect of the FDA review, and $28 million of restructuring charges.

•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totalling $13 million.
•	Results for the quarter ended April 30, 2006 reflect a loss of $9 million resulting from the completion of the MAPLE settlement.
•	Results for the quarter ended October 31, 2005 reflect restructuring charges of $47 million and valuation provisions on certain long-term investments totalling $11 million.

Outlook
Our third quarter marks the first full quarter following our transition to a global life sciences company – the first full quarter with MD and without our diagnostics business. We are very pleased with the results we achieved this quarter.
Both MDS Analytical Technologies businesses delivered strong results in the third quarter. Efforts to integrate these businesses are tracking well to plan and we continue to believe that the MD business will meet or exceed our target revenues of $190 million and adjusted EBITDA of between $45 million and $50 million in its first 12 months of MDS ownership. Continued growth from these businesses is expected to be generated, in part, from the new products announced by both businesses this year and from synergies we expect to realize as we integrate the businesses and expand our production capabilities in Asia.

As we stated in our report for our second quarter, our goal is to maintain an ongoing supply of high-quality products and services as we introduce exciting new technologies to increase our customers’ productivity.  Our focus for the balance of the year is to continue to serve our customers well as we drive a smooth integration of the Sciex and Molecular Devices businesses to realize the significant synergies we believe are available to these businesses.

We are pleased with the results from our MDS Pharma Services business.  In the three months ended July 31, 2007, they delivered their fourth consecutive quarter of sequential improvement in adjusted EBITDA.  They have completed several key steps in restructuring the business, including the downsizing of our St. Laurent operation and the transfer of operations from Sittingbourne to Zurich.  Additional actions are underway for completion by year-end, including the transfer of certain discovery/preclinical operations from St. Laurent to Bothell, and central laboratory services from Hamburg to Baillet.  These actions and other restructuring moves will provide significant savings in the fourth quarter and throughout 2008.

As stated earlier, revenue growth throughout this year has been strong in our late-stage and preclinical businesses.  In our remaining early-stage businesses, we believe that significant progress has been made completing FDA related study audits for the ANDA studies.  Although uncertainty remains related to NDA studies and potential EMEA actions, we currently believe that we have adequate reserves to cover the expected costs.  Our early-stage businesses are also focused on serving our customers more effectively and we are seeing positive signs that we are regaining their trust.  We have seen an increased number of invitations to bid on new projects, including some from customers who left us in 2006.  This renewed growth in early-stage, combined with productivity from restructuring and other efficiency improvements, is expected to deliver improved profitability in 2008 and beyond.

MDS Nordion has continued solid performance so far this year and has been able to grow both revenues and adjusted EBITDA after taking into account foreign exchange and the unusual market conditions that existed in the first half of 2006. New product developments and new commercial relationships provide opportunities to expand in the molecular imaging market. We see continued strong demand for TheraSphere in Europe, and we believe the potential for this innovative therapy is high.  We continue to monitor currency markets and there has been significant volatility in the value of the US dollar all year. Although we have hedged a significant portion of our net US-dollar cash flows from our Canadian-based businesses this year, currency markets will continue to have an impact on our reported results. We continue to report organic measures of revenue and adjusted EBITDA growth to help readers understand the impact of these market dynamics.

We also continue to monitor the markets in our industry for appropriate acquisition opportunities.  We remain focused on our three businesses and will pursue only those acquisition opportunities that are reasonably priced and synergistic with our existing businesses.

Consolidated Statements of Financial Position [unaudited]
As at July 31 with comparatives at October 31 [millions of US dollars]	2007 x	2006 (Revised Note 7)
Assets
Current
Cash and cash equivalents	$224	$253
Short-term investments	90	135
Accounts receivable	265	229
Unbilled revenue	110	121
Inventories	124	86
Income taxes recoverable	54	42
Prepaid expenses and other	25	21
Assets held for sale [note 7]	1	196
	893	1,083

Property, plant and equipment	356	339
Future tax assets	5	37
Long-term investments and other	233	170
Goodwill	784	417
Intangibles	563	338
Total assets	$2,834	$2,384

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$330	$239
Deferred revenue	88	93
Income taxes payable	54	8
Future tax liabilities	9	-
Current portion of long-term debt	93	20
Liabilities related to assets held for sale [note 7]	-	114
	574	474

Long-term debt	294	374
Deferred revenue	16	17
Other long-term obligations	26	23
Future tax liabilities	145	82
Minority interest	1	-
	$1,056	$970
Shareholders’ equity
Share capital [note 5]	499	572
Retained earnings	930	495
Cumulative translation adjustment	n/a	347
Accumulated other comprehensive income [note 4]	349	n/a
	1,778	1,414
Total liabilities and shareholders’ equity	$2,834	$2,384
See accompanying notes
n/a – Not applicable.  Effective November 1, 2006, certain new accounting pronouncements issued by the Canadian Institute of Chartered Accountants (CICA) were adopted by the Company (see note 3).  Certain financial statement categories were rendered not applicable by these new pronouncements.

Consolidated Statements of Income
[unaudited]

	Three months to July 31		Nine months to July 31
[millions of US dollars, except per share amounts]	2007	2006 (Revised Note 7)	2007	2006 (Revised Note 7)
Net revenues	$321	$258	$844	$742
Cost of revenues	(192)	(174)	(516)	(475)
Selling, general and administration	(74)	(61)	(194)	(166)
Research and development [note 8]	(9)	(5)	(21)	(11)
Depreciation and amortization	(28)	(16)	(65)	(45)
Restructuring charges - net [note 9]	(3)	(2)	(44)	(4)
Other income (expenses) – net [note 11]	(2)	5	(68)	(7)
Equity earnings	-	-	-	(4)
Operating income (loss)	13	5	(64)	30
Interest expense	(6)	(4)	(20)	(11)
Dividend and interest income	4	4	18	7
Income (loss) from continuing operations before income taxes	11	5	(66)	26
Income taxes recovery (expense) [note 16]	(3)	(2)	15	(11)
Income (loss) from continuing operations	8	3	(51)	15
Income (loss) from discontinued operations - net of tax [note 7]	(1)	16	808	65
Net income	$7	$19	$757	$80
Basic earnings (loss) per share [note 10]
- from continuing operations	$0.07	$0.02	$(0.37)	$0.11
- from discontinued operations	(0.01)	0.11	5.99	0.45
Basic earnings per share	$0.06	$0.13	$5.62	$0.56
Diluted earnings (loss) per share [note 10]
- from continuing operations	$0.07	$0.02	$(0.38)	$0.11
- from discontinued operations	(0.01)	0.11	5.98	0.45
Diluted earnings per share	$0.06	$0.13	$5.60	$0.56
See accompanying notes

Consolidated Statements of Retained Earnings
[unaudited]

	Three months to July 31		Nine months to July 31
[millions of US dollars]	2007	2006	2007	2006
Retained earnings, beginning of period	$923	$438	$495	$385
Net income	7	19	757	80
Repurchase of shares	-	-	(318)	-
Dividends – cash	-	(4)	(3)	(10)
Dividends – stock	-	(1)	(1)	(3)
Retained earnings, end of period	$930	$452	$930	$452
See accompanying notes

Consolidated Statements of Comprehensive Income
[unaudited]

	Three months to July 31	Nine months to July 31
[millions of US dollars]	2007	2007
Net income	$7	$757
Other comprehensive income (loss) – net of income tax:
Unrealized gains on derivatives designated as cash flow hedges, net of tax	-	4
Reclassification of losses on derivatives designated as cash flow hedges to net income	-	(2)
Unrealized gains on translation of debt designated as a hedge of self-sustaining foreign operations, net of tax	10	(7)
Foreign currency translation losses on self- sustaining foreign operations	(14)	(18)
Translation gains resulting from the application of US dollar reporting	16	25
Other comprehensive income	12	2
Comprehensive income	$19	$759
See accompanying notes

Consolidated Statements of Cash Flows
[unaudited]

	Three months to July 31		nine months to July 31
[millions of US dollars]	2007	2006 (Revised Note 7	2007	2006 (Revised Note 7)
Operating activities
Net income	$7	$19	$757	$80
Income (loss) from discontinued operations – net of tax	(1)	16	808	65
Income (loss) from continuing operations	8	3	(51)	15
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations [note 13]
Items not affecting current cash flow	41	17	136	49
Changes in non-cash working capital balances relating to operations	(41)	(24)	29	(77)
Cash provided by (used in) operating activities of continuing operations	8	(4)	114	(13)
Cash provided by (used in) operating activities of discontinued operations	1	17	(52)	51
	9	13	62	38
Investing activities
Acquisitions [note 6]	2	-	(601)	-
Purchase of intangibles	(1)	-	(1)	-
Increase in deferred development charges	(5)	(3)	(7)	(6)
Proceeds from MAPLE transaction	-	-	-	24
Purchase of property, plant and equipment [note 14]	(28)	(17)	(45)	(39)
Proceeds on sale of short-term investments	14	-	165	-
Purchases of short-term investments	(81)	(134)	(118)	(134)
Proceeds on divestitures	-	2	13	2
Other	(2)	-	(2)	(16)
Cash used in investing activities of continuing operations	(101)	(152)	(596)	(169)
Cash provided by investing activities of discontinued operations	-	4	929	81
Financing activities
Repayment of long-term debt	(1)	-	(8)	(1)
Decrease in deferred revenue and other long-term obligations	1	-	1	(9)
Payment of cash dividends	-	(4)	(3)	(10)
Issuance of shares	5	5	15	24
Repurchase of shares	-	-	(441)	-
Cash provided by (used in) financing activities of continuing operations	5	1	(436)	4
Cash used in financing activities of discontinued operations	-	(1)	(2)	(9)
Effect of foreign exchange rate changes on cash and cash equivalents	10	(10)	14	7
Decrease in cash and cash equivalents during the period	(77)	(145)	(29)	(48)
Cash and cash equivalents, beginning of period	301	321	253	224
Cash and cash equivalents, end of period	$224	$176	$224	$176
See accompanying notes Notes to Unaudited Consolidated Financial Statements [All tabular amounts in millions of US Dollars, except where noted]
1.	Basis of Presentation

These interim consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Company’s consolidated financial statements for the year ended October 31, 2006, except as described in Note 3.  Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2006 and the accompanying notes on pages 32 to 63 of the Company’s annual report.

Prior year amounts have been revised to reflect the results of discontinued operations.

2.	Reporting Currency

The Company has historically prepared its consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP).  Effective November 1, 2006, the Company adopted the United States (US) dollar as the reporting currency for presentation of its consolidated financial statements.  A significant portion of revenues, expenses and assets and liabilities are denominated in US dollars and the international focus of the Company’s sales and operations is continuing to increase; consequently, the Company believes that investors will gain a better understanding of the operating results when presented in US dollars.  The Company will continue to report its financial results for fiscal 2007 in accordance with Canadian GAAP.  In accordance with Canadian generally accepted accounting principles, the Company is required to restate all amounts presented in US dollars, using the current rate method whereby all revenues, expenses and cash flows for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period.  All resulting exchange differences are reported as a separate component of shareholders’ equity.  The functional currency of each of the Company’s operations is unchanged.  Assets and liabilities of the Company’s operations having a functional currency other than US dollars are translated into US dollars using the exchange rate in effect at the end of the period, and revenues and expenses are translated at the average rate during the period.

As a result of the change in the reporting currency, the Company recorded a cumulative translation adjustment balance of $347 million as at October 31, 2006.

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

3.	Changes in Accounting Policies

The Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530, “Comprehensive Income”; 3855, “Financial Instruments – Recognition and Measurement”; 3861, Financial Instruments – Disclosure and Presentation” and 3865, “Hedges” on November 1, 2006.  The adoption of these new standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments, that have been recorded in opening accumulated comprehensive income as described below. The comparative interim consolidated financial statements have not been restated.  With the adoption of these standards, the Company’s accounting for financial instruments is now largely harmonized with US GAAP for this area.  The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

(a)	Comprehensive Income
Comprehensive income is composed of the Company’s net income and other comprehensive income.  Other comprehensive income includes unrealized exchange gains and losses on translation of self-sustaining foreign operations, translation gains and losses resulting from the application of US dollar reporting, unrealized gains and losses on translation of debt designated as a hedge, and changes in the fair market value of derivative instruments designated as cash flow hedges, net of applicable income taxes.  The components of comprehensive income are disclosed in the consolidated statement of comprehensive income.

(b)	Financial Assets and Financial Liabilities
Under the new standards, all financial instruments are classified into one of the following five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are included on the consolidated statement of financial position and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Held for trading financial investments are recorded at cost as they are initiated and are subsequently measured at fair value and all gains and losses are included in net income in the period in which they arise.  Available-for-sale financial instruments are also initially recorded at cost and are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is disposed, derecognized, or impaired.   As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading.  Short-term investments are classified as available-for-sale investments.   Accounts receivable, and long-term note receivables are classified as loans and receivables.  The financial instrument pledged as security on long-term debt is classified as a held-to-maturity investment.  Accounts payable, long-term debt and capital lease obligations have been classified as other financial liabilities, all of which are measured at amortized cost.

(c)	Derivatives and Hedge Accounting

Derivatives
All derivative instruments, including embedded derivatives, are recorded in the statement of financial position at fair value unless exempted from derivative treatment as a normal purchase and sale.  All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case the changes in fair value associated with the effective portions of the hedge is recorded in other comprehensive income.  The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after November 1, 2003.  The impact of the change in the accounting policy related to embedded derivatives was not material.

Hedge Accounting
At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives and strategy for undertaking various hedge transactions.  This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific firm commitments or forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items.

Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis.  Under the new standards, all derivatives are recorded at fair value.

All gains and losses from changes in the fair value of derivatives not designated as a part of a hedging relationship are recognized in the statement of income.  These gains and losses are reported in other income (expense).

When derivatives are designated as hedges, the Company classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Cash flow hedge
The Company operates globally, which gives rise to risks that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.  The Company enters into foreign currency forward contracts and foreign currency option contracts to hedge foreign exchange exposures on anticipated sales.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income.  Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the statement of income in other income (expense).

Amounts accumulated in other comprehensive income are reclassified to the statement of income in the period in which the hedged item affects income.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income as long as the forecasted transaction is still probable of occurring and would be recognized in the statement of income in the period the hedged transaction impacts income.  When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the statement of income.  Upon adoption of the new standards, the Company recorded a net increase in derivatives assets included in accounts receivables of $1 million designated as cash flow hedges and an increase of $1 million pre-tax in accumulated other comprehensive income.

Net investment hedges
Hedges of net investments in foreign operations are accounted for in a manner that is similar to cash flow hedges.  Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income.  The gain or loss relating to the ineffective portion is recognized immediately in the statement of income.  Gains and losses accumulated in other comprehensive income are included in the statement of income upon the repatriation, reduction or disposal of the investment in the foreign operation.  The adoption of the new standards resulted in the reclassification of $347 million previously recorded in the foreign currency translation adjustment account to opening accumulated comprehensive income.

The carrying value, which equals the fair value of financial assets and liabilities as at
July 31, 2007 is summarized as follows:
Classification
Held-for-trading	$224
Held-to-maturity	42
Loans and receivables	383
Available-for-sale	90
Other liabilities	$797

(d)	Measurement Uncertainty
To determine the assets held for sale related to those operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

(e)           Future Changes in Accounting Policies
Capital Disclosures
The CICA issued a new accounting standard, Section 1535 – Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  This new standard is effective for the Company beginning November 1, 2007.

Financial Instruments
The CICA issued two new accounting standards, Section 3862 – Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company intends to adopt these new standards effective November 1, 2007.

Accounting for Transaction Costs of Financial Instruments Classified Other than as Held for Trading
On June 1, 2007, the EIC issued EIC-166, Accounting Policy Choice for Transaction Costs, which allows an entity the accounting policy choice of recognizing all transaction costs in net income or adding to the initial carrying cost those transaction costs that are directly attributable to the acquisition or issue of the financial instrument for all similar financial instruments other than those classified as held for trading.  The guidance is effective beginning November 1, 2007.  The new guidance is not expected to have a material effect on the financial position or earnings of the Company.

4.	Accumulated Other Comprehensive Income

The accumulated balances related to each component of other comprehensive income, net of income taxes are as follows:
As at July 31, 2007
Accumulated other comprehensive income, net of income taxes
Unrealized gains on derivatives designated as cash flow hedges	$2
Unrealized gains on translation of debt designated as a hedge	129
Foreign currency translation (losses) on self-sustaining foreign operations	(176)
Unrealized gain on translation resulting from the application of US dollar reporting	394
Accumulated other comprehensive income balance as at July 31, 2007	$349

Income tax liabilities related to the above components of accumulated other comprehensive income for unrealized gains on derivatives designated as cash flow hedges and unrealized gains  on translation of debt designated as a hedge are $2 million and $24 million, respectively.

5.	Share Capital and Stock Options
The following table summarizes information on share capital and stock options and related matters as at July 31, 2007:
(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2006	144,319	$572
Issued during the period	1,051	18
Repurchased during the period	(22,831)	(91)
Balance as at July 31, 2007	122,539	$499

During the second quarter, the Company repurchased and cancelled 22,831 Common shares, under the terms of a substantial issuer bid.  In the financial statement for the second quarter the share capital reduction associated with the share repurchase was incorrectly reported using the average exchange rate for April instead of the weighted average historic rate applicable to share capital.  Correction of this reporting error resulted in an increase in US dollar reported share capital of $32 million and a corresponding reduction in other comprehensive income translation gains resulting from the application of US dollar reporting.

(number of shares in thousands)	Number	Average Exercise Price
Stock options
Balance as at October 31, 2006	5,850	C$	18.76
Activity during the period:
Granted	1,223	C$	21.73
Exercised	(942)	C$	16.45
Cancelled or forfeited	(517)	C$	20.34
Balance as at July 31, 2007	5,614	C$	19.65

There were 3,266 stock options exercisable as at July 31, 2007.

6.	Acquisition of Molecular Devices Corporation

On March 20, 2007, the Company completed a tender offer which resulted in MDS acquiring 100% of the shares of Molecular Devices Corporation (MD), a California-based company with global operations.  MD designs, develops, manufactures, sells and services bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.  The Company acquired MD primarily to add their leading-edge products to those of MDS Sciex to strengthen MDS’s position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers.
The operations for this acquisition are reported within the results of the Company’s newly formed MDS Analytical Technologies segment (which combines MD with the previous Instruments segment) in the consolidated financial statements from the acquisition date.

The aggregate purchase consideration (net of cash acquired of $21 million) was approximately $601 million paid in cash from existing cash on hand.  Included in the consideration is the cash cost of $27 million to settle all outstanding in-the-money options of MD at the closing date of the acquisition.  Direct and incremental third party acquisition costs associated with the acquisition were approximately $8 million.

The acquisition has been accounted for as a purchase in accordance with CICA Handbook Section 1581 “Business Combinations” and the Company has accordingly allocated the purchase price of the acquisition based upon the preliminary fair values of the assets acquired and liabilities assumed. During the quarter, the Company revised the allocation of the purchase price.  The impact of the revision was to decrease net tangible assets acquired by $35 million, increase developed technology by $50 million, decrease in-process research and development by $11 million, and decrease goodwill by $6 million.  The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price as additional information becomes available regarding liabilities incurred and revisions are made to preliminary estimates of fair values made at the acquisition date.  In connection with determining the fair value of the assets acquired and liabilities assumed, management performed assessments of intangible assets using customary valuation procedures and techniques.

The components of the preliminary purchase price allocation for the acquisition cost of MD are as follows:
Consideration and acquisition costs:
Cash and payments, net of cash acquired	$593
Transaction costs	8

Net consideration and acquisition costs	$601

Allocation of purchase price
Net tangible assets acquired	$15
Intangible assets acquired:
Developed technologies	161
Brands	60
Goodwill (non-tax deductible)	365
Total purchase price	$601

The following table summarizes the components of the net tangible assets acquired at fair value:
Inventories	$40
Property, plant and equipment	12
Other assets and liabilities, net	(37)
Net tangible assets acquired	$15

Other assets and liabilities include $26 million of net future tax liabilities. Net tangible assets acquired include a charge of $7 million to eliminate redundant positions and consolidate redundant facilities at MD over the course of the next year.  The developed technologies will be amortized over their estimated lives, which are between five and seven years, while the brands have an indefinite life and are not amortized.

The acquisition of MD has added $6 million of annual commitments related to operating leases and $14 million of inventory purchase commitments in 2007.

7.	Sale of Canadian Diagnostics Business and Discontinued Operations

In 2005, The Board of Directors of the Company approved a strategic plan to focus the Company on its life sciences businesses and to close or divest of businesses that were not strategic to this plan.   As a result, the Company had reclassified its Canadian diagnostics business as discontinued operations.

On February 26, 2007, the Company completed the sale of its Canadian diagnostic services business to Borealis Infrastructure Management Inc. for gross proceeds of C$1.325 billion.  The sale was structured as an asset purchase transaction and after provision for taxes, expenses and amounts attributable to minority interests, resulted in net proceeds of US$988 million comprising $929 million in cash and $65 million in an unconditional non-interest bearing note payable in March 2009.  This note was recorded at an effective interest rate of 4.4% and had a book value of $59 million.  Included in income from discontinued operations, the Company recorded a net gain of US$791 million on the transaction.

As a result of the sale, MDS sold $84 million in net assets consisting of:
Accounts receivable	$31
Property, plant and equipment	27
Long-term investments and other	18
Goodwill	57
Accounts payable and accrued liabilities	(25)
Long-term debt and other long-term obligations	(24)
Net assets	$84

The results of discontinued operations in the quarter and the nine-months ended July 31 were as follows:
Three months to July 31		Nine months to July 31
2007	2006	2007	2006

Net revenues	$-	$82	$95	$280
Cost of revenues	-	(49)	(57)	(180)
Selling, general and administration	-	(11)	(15)	(38)
Depreciation and amortization	-	(2)	-	(7)
Restructuring charges	-	-	-	(1)
Equity earnings	-	1	1	2
Operating income	-	21	24	56
Gain on sale of discontinued operations	(1)	-	904	24
Dividend and interest income	-	-	1	1
Income taxes	-	(3)	(117)	(9)
Minority interest – net of tax	-	(2)	(4)	(7)
Income (loss) from discontinued operations – net of tax	$(1)	$16	$808	$65
Basic earnings per share	$(0.01)	$0.11	$5.99	$0.45
Diluted earnings per share	$(0.01)	$0.11	$5.98	$0.45

The results from discontinued operations for 2007 reflect only the Canadian diagnostic services business.  The results from discontinued operations for 2006 include results from the Canadian diagnostic services business and certain small MDS Pharma Services businesses discontinued in 2005.  In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Assets held for sale and liabilities related to assets held for sale comprised:
	As at July 31	As at October 31
	2007	2006
Assets held for sale
Accounts receivable	$-	$31
Inventories	-	3
Prepaid expenses and other	-	3
Property, plant and equipment	-	28
Future tax asset	-	63
Long-term investments and other	1	13
Goodwill	-	54
Intangibles	-	1
Total assets held for sale	1	196
Less: Current assets held for sale[1]	(1)	(196)
Long-term assets held for sale	$-	$-

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$-	$33
Income taxes payable	-	-
Long-term debt	-	4
Other long-term obligations	-	6
Future tax liabilities	-	55
Minority interest	-	16
Total liabilities related to assets held for sale	-	114
Less: Current liabilities related to assets held for sale[1]	-	(114)
Long-term liabilities related to assets held for sale	$-	$-
1Assets held for sale and liabilities related to assets held for sale have been classified as current as the Company had signed agreements where such assets were expected to be disposed of within one year.

8.	Research and Development

	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Gross expenditures	$21	$13	$50	$38
Investment tax credits	(1)	(1)	(3)	(6)
Recoveries from partners	(6)	(5)	(17)	(17)
Development costs deferred	(5)	(2)	(9)	(4)
Research and development expense	$9	$5	$21	$11

For the three months ended July 31, 2007 depreciation and amortization includes $2 million (2006 - $2 million) related to equipment used for research and development, and $2 million from amortization of deferred development costs (2006 - $1 million).   For the nine months ended July 31, 2007 depreciation and amortization includes $4 million (2006 - $5 million) related to equipment used for research and development and $5 million (2006 - $4 million) from amortization of deferred development costs.

9.	Restructuring

An analysis of the activity in the provision through July 31, 2007 is as follows:
	Restructuring Charge	Cumulative drawdowns		Provision Balance at July 31, 2007
		Cash	Non-cash
2005:
Workforce reductions	$34	$(32)	$(1)	$1
Equipment and other asset write-downs – adjustment	7	-	(7)	-
Contract cancellation charges	10	(2)	(8)	-
	$51	$(34)	$(16)	$1
2006:
Workforce reductions	$1	$(1)	$-	$-
Contract cancellation charges	(8)	(1)	9
	$(7)	$(2)	$9	$-
2007:
Workforce reductions	$21	$(8)	$(1)	$12
Equipment and other asset write-downs	5	-	(3)	2
Contract cancellation charges	5	(5)	-	-
Other	13	(6)	(3)	4
	$44	$(19)	$(7)	$18
				$19

During the quarter ended April 30, 2007, management of the Company approved a restructuring plan designed principally to improve the profitability of MDS Pharma Services.  The Company recorded a restructuring provision of $28 million in the second quarter including $17 million for severance, $5 million to reduce the carrying value of certain assets and $6 million for other costs.  During the three months ended July 31, 2007, the Company utilized $5 million of this provision.

10.	Earnings Per Share

(a)	Dilution
	Three months to July 31		Nine months to July 31
(number of shares in millions)	2007	2006	2007	2006
Weighted average number of Common shares outstanding – basic	123	143	135	143
Impact of stock options assumed exercised	-	1	-	1
Weighted average number of Common shares outstanding – diluted	123	144	135	144

(b)	Pro-Forma Impact of Stock-Based Compensation
Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro-forma basis in the notes to the consolidated financial statements.  Compensation expense for purposes of these pro-forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”.  The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro-forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Net income	$7	$19	$757	$80
Compensation expense for options granted prior to November 1, 2003	-	-	(1)	(2)
Net income – pro-forma	$7	$19	$756	$78

Pro-forma basic earnings per share	$0.06	$0.13	$5.61	$0.55
Pro-forma diluted earnings per share	$0.06	$0.13	$5.59	$0.54

(c)	Stock Options
During the quarter, the Company granted 883,600 options (2006 – 25,600) at an average exercise price of C$21.77 (2006 - C$20.96). These options have a fair value determined using the Black-Scholes model of C$4.44 per share (2006 - C$4.10) based on the following assumptions:
	2007	2006
Risk-free interest rate	3.9%	3.9%
Expected dividend yield	0.0%	0.7%
Expected volatility	0.21	0.23
Expected time to exercise (years)	3.17	3.25

Of the stock options issued during the third quarter, 100,000 are performance contingent options that vest if the ten-day simple average share price on the Toronto Stock Exchange reaches $25 within two years of the grant date.

11.	Other Income (Expense) - Net

	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Write-down of other long-term assets	$-	$-	$-	$(1)
Write-down of investments	-	-	(6)	-
Gain on sale of investment	-	2	2	2
Loss on sale of Hamburg clinic	-	-	(4)	-
Gain on sale of business	-	-	1	-
Acquisition integration costs	(1)	-	(2)	-
FDA Provision	-	-	(61)	-
Unrealized gain (loss) on interest rate swaps	(1)	-	(1)	(2)
MAPLE settlement	-	-	3	(9)
Insurance settlement	-	3	-	3
Other income (expense) - net	$(2)	$5	$(68)	$(7)

12.	Post-Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post-employment obligation expense for the quarter was nil (2006 - nil) and $1 million (2006 - $1 million) for the nine months.

13.	Supplementary Cash Flow Information

Non-cash items affecting net income comprise:
	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Depreciation and amortization	$28	$16	$65	$45
Stock option compensation	1		2	3
Deferred revenue	(1)	(1)	(3)	(6)
Future income taxes	-	(4)	46	(13)
Equity earnings – net of distribution	-	1	-	8
Write-down of MAPLE assets	-	-	-	9
Write-down of investments	-	-	6	-
Loss on sale of Hamburg clinic	-	(2)	4	(2)
Equipment and other asset write-downs	1	-	6	-
Gain on sale of investment	-	-	(2)	-
Amortization of purchase price adjustments	10	-	12	-
Other	2	7	-	5
	$41	$17	$136	$49

Changes in non-cash working capital balances relating to operations include:
	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Accounts receivable	$(24)	$2	$(9)	$(2)
Unbilled revenue	1	(40)	12	(69)
Inventories	(4)	7	(10)	45
Prepaid expenses and other	(2)	(6)	8	(11)
Accounts payable and deferred revenue	(17)	13	32	(41)
Income taxes	5	-	(4)	1
	$(41)	$(24)	$29	$(77)

14.	Segmented Information

				Three months to July 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$118	$76	$127	$-	$321
Cost of revenues	(82)	(39)	(71)	-	(192)
Selling, general and administration	(32)	(13)	(22)	(7)	(74)
Research and development	-	(1)	(8)	-	(9)
Depreciation and amortization	(8)	(4)	(15)	(1)	(28)
Restructuring charges - net	(1)	-	-	(2)	(3)
Other income (expense) - net	-	-	(1)	(1)	(2)
Equity earnings (loss)	-	-	-	-	-
Operating income (loss)	$(5)	$19	$10	$(11)	$13

Total assets	$838	$699	$877	$420	$2,834

Capital expenditures	$21	$3	$3	$1	$28

				Three months to July 31, 2006
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$113	$79	$66	$-	$258
Cost of revenues	(93)	(40)	(41)	-	(174)
Selling, general and administration	(33)	(13)	(6)	(9)	(61)
Research and development	-	(1)	(4)	-	(5)
Depreciation and amortization	(7)	(4)	(5)	-	(16)
Restructuring charges - net	(1)	-	-	(1)	(2)
Other income (expense) - net	5	-	-	-	5
Equity earnings (loss)	-	-	-	-	-
Operating income (loss)	$(16)	$21	$10	$(10)	$5

Total assets	$805	$640	$181	$694	$2,320

Capital expenditures	$12	$-	$2	$3	$17

				Nine months to July 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$354	$213	$277	$-	$844
Cost of revenues	(248)	(110)	(158)	-	(516)
Selling, general and administration	(98)	(36)	(41)	(19)	(194)
Research and development	-	(2)	(19)	-	(21)
Depreciation and amortization	(26)	(10)	(27)	(2)	(65)
Restructuring charges - net	(35)	-	-	(9)	(44)
Other income (expense) - net	(65)	4	(2)	(5)	(68)
Equity earnings (loss)	-	-	-	-	-
Operating income (loss)	$(118)	$59	$30	$(35)	$(64)

Capital expenditures	$28	$5	$8	$4	$45

				Nine months to July 31, 2006
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$337	$221	$184	$-	$742
Cost of revenues	(252)	(111)	(112)	-	(475)
Selling, general and administration	(91)	(37)	(13)	(25)	(166)
Research and development	-	(2)	(9)	-	(11)
Depreciation and amortization	(21)	(11)	(13)	-	(45)
Restructuring charges - net	(1)	-	-	(3)	(4)
Other income (expense) - net	5	(9)	-	(3)	(7)
Equity earnings (loss)	(1)	-	-	(3)	(4)
Operating income (loss)	$(24)	$51	$37	$(34)	$30

Capital expenditures	$26	$-	$5	$8	$39

15.	Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:
	As at July 31		As at July 31
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option - asset	$4	$4	$1	$4
Currency forward and option - liabilities	$(2)	$(2)	$(1)	$(1)
Interest rate swap and option contracts	$(3)	$(3)	$(4)	$(4)

As of July 31, 2007 the Company had outstanding foreign exchange contracts in place to sell US$69 million at a weighted average exchange rate of C$1.1339 maturing over the next six months.  The Company also had interest rate swap contracts that convert a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange options and interest rate swaps not eligible for hedge accounting are included in accounts payable and are marked to market each period.

During the quarter, the Company de-designated $70 million of the US dollar debt from being a hedge of its US net investment, and entered into foreign exchange contracts to lock in the exchange rate the Company would pay to buy the US dollars required to make the scheduled December debt payments.  Gains and losses on the foreign exchange contracts and on this portion of the US dollar denominated debt are offsetting in the income statement.

16.	Income Taxes

A reconciliation of expected income taxes to the reported income tax recovery is provided below.  The Company’s tax recovery for the quarter was lower than expected as portions of the restructuring charge related to foreign jurisdictions where full valuation allowances have been recorded against existing tax assets. In addition, the Company was unable to recognize any tax benefit on the Hamburg clinic loss or valuation provision.

Three months to July 31
	2007	2006
Expected income tax expense (recovery) at MDS’s 35% (2006 – 35%) statutory rate	$4	$2
Increase (decrease) to taxes expense as a result of:	(1)	-
Foreign tax losses not previously recognized
Reported income tax expense (recovery)	$3	$2

17.	Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP.  The principles adopted in these financial statements conform in all material respects to those of US GAAP except as summarized below.  Significant differences between Canadian and US GAAP would have the following effect on net income of the Company:
	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Net income (loss) from continuing operations in accordance with Canadian GAAP	$8	$3	$(51)	$15
US GAAP adjustments:
Deferred development costs	(7)	(3)	(9)	(3)
Deferred development cost amortization	5	-	8	-
Reduction in income tax expense arising from GAAP adjustments	3	-	3	-
Net income (loss) from continuing operations in accordance with US GAAP	9	-	(49)	12
Income from discontinued operations in accordance with Canadian and US GAAP – net of tax	(1)	16	808	65
Net income in accordance with US GAAP	$8	$16	$759	$77

Basic earnings (loss) per share in accordance with US GAAP
- from continuing operations	$0.07	$0.0	$(0.36)	$0.08
- from discontinued operations	(0.01)	0.11	5.99	0.46
Basic earnings per share	$0.06	$0.11	$5.63	$0.54

Diluted earnings (loss) per share in accordance with US GAAP
- from continuing operations	$0.07	$0.0	$(0.36)	$0.08
- from discontinued operations	(0.01)	0.11	5.98	0.45
Diluted earnings per share	$0.06	$0.11	$5.62	$0.53
During the quarter, as a result of updating management’s preliminary valuation of acquired intangibles, the Company determined that amounts previously identified as in-process research and development costs for US GAAP purposes had nil value.  Accordingly, net income under US GAAP for 2007 has been increased by $6 million.

18.	Comparative Figures

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.  Certain figures for the previous period have been reclassified to conform to the current period’s financial statement presentation.  In addition, segmented information for 2006 has been revised to reflect the discontinued operations reported.